

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 27, 2009

Mr. Thomas R. Donahue
Chief Financial Officer
Federated Investors, Inc.
Federated Investors Tower
Pittsburgh, PA 15222

  RE: **Form 10-K for the fiscal year ended December 31, 2008**
    Form 10-Q for the quarter ended March 31, 2009
    File No. 1-14818

Dear Mr. Donahue:

  We have reviewed your response letter dated May 15, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Exhibit 13.01

Management's Discussion and Analysis, page 3

Asset Highlights, page 8

2. We have reviewed your response to prior comment 2. Please show us in your supplemental response how you intend to separately present and discuss any significant components, including changes in the market value of securities held by funds, included in the other line item in your table of Equity and Fixed Income fund managed assets.

Note 1 – Summary of Significant Accounting Policies, page 31

(k) Intangible Assets, page 33

3. We have reviewed your response to prior comment 13. Please expand your disclosures to address how you determined you only have one reporting unit pursuant to SFAS 142. You should disclose whether you aggregate reporting units. Refer to paragraph 30 of SFAS 142. Please also tell us whether discrete financial information is prepared at any level lower than the consolidated level. If so, please tell us who uses this information and for what purpose.

Note 6 – Consolidation and Equity Investments, page 40

4. We have reviewed your response to prior comment 16. As previously requested, please clearly disclose the impact on your balance sheet and statements of income of the entities that were deconsolidated. In a similar manner, you should disclose the impact of any entities that were consolidated.

(c) Non-Consolidated VIEs, page 41

5. We have reviewed your response to prior comment 18. Please confirm that there are no scenarios in which you participate in the rights and obligations to income and expected losses of the CDOs on a disproportionate basis based on your equity ownership.

Note 13 – Deferred Sales Commissions and Nonrecourse Debt, page 46

6. We have reviewed your response to prior comment 21. We continue to believe that you should disclose the specific terms of the new program which led to your determination that it was appropriate to treat these arrangements as sales. Please also disclose the amount of revenue recognized related to the sale of these rights

and the related amount of deferred costs expensed for each period presented. Refer to paragraph 11 of FASB Staff Position No. EITF 85-24-1.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief